Exhibit 99.13

CONSENT OF G. WATTS

I hereby consent to the use of my name in connection with the following documents and reports, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Silver Wheaton Corp. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.

The technical report dated March 28, 2008, entitled “A Technical Review on the Yauliyacu Lead/Zinc Mine, Junin Province, Perú for Silver Wheaton Corp.” (the “Yauliyacu Report”);

2.

The technical report dated February 22, 2008 entitled “An Audit for the Mineral Reserves/Resources Tayoltita, Santa Rita and San Antonio Mines as of December 31, 2007 for Silver Wheaton Corp.” (the “San Dimas Report”); and

3.

The annual information form of the Company dated March 28, 2008, which includes reference to my name in connection with information relating to the San Dimas Mine, the Yauliyacu Mine, the Yauliyacu Report and the San Dimas Report and the properties described therein.

Date: March 28, 2008

/s/ Gordon Watts, P. Eng ____________________________________ Name: Gordon Watts, P. Eng Title: Senior Associate Mineral Economist, Watts, Griffis and McOuat Limited